Exhibit 99.1

Santiago, June 26, 2015
GG/107/2015

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurance
PRESENT

RE: MATERIAL EVENT NOTICE

For your information:

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Compilation of Norms of the Superintendency of Banks and Financial Institutions, and as duly authorized, we notify you as a MATERIAL EVENT that, on this date, the Extraordinary Shareholders Meeting was held to decide on the merger between Corpbanca and Banco Itaú Chile, adopting the following agreements (extracted):

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To approve the merger between Corpbanca and Banco Itaú Chile, by incorporation of the latter in the first, with CorpBanca continuing as the surviving entity, which will be renamed “Itaú-Corpbanca”. The merger was subject to the conditions precedent that the Extraordinary Shareholders Meeting of Banco Itaú Chile also approve the merger (scheduled for June 30, 2015), that Banco Itaú Chile materialize one or more capital increases to complete US$652 million and that the Superintendency of Banks and Financial Institutions give the correspondent approval.

o
Based on the foregoing, it was approved a capital increase in Corpbanca by issuing 172,048,565,857 shares, which will be delivered to the shareholders of Banco Itaú Chile in exchange on the occasion of the merger.

o
The merged bank will be controlled by Itaú Unibanco Holding S.A. who will have 33.58% of its share capital and the remaining 66.42% will remain among the current shareholders of Corpbanca, of which Corpgroup will maintain a 33.13%.

o      The merged bank will operate under the name of Banco Itaú or Itaú.

o	The proposed merger will not be effective before January 1, 2016, or after May 2, 2016.

o	Various formal reforms to the bylaws were approved, the restated text of the same, as well as the increase of the number of board members from 9 to 11.

o
It was agreed that the 50% of the net income for the fiscal year ended in 2015 will correspond separately to the shareholders of each bank. In addition to this 50%, the shareholders of Corpbanca will be entitled to receive the equivalent in chilean pesos of UF124,105 against the retained earnings for the fiscal year ended in 2015, all in the context of the proposed merger and its effects.

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To approve the distribution of a special dividend of Ch$239,860 million against retained earnings for the fiscal year ended in 2014 and prior fiscal years, which will be paid as a final dividend between the current total of the 340,358,194,234 shares of Corpbanca, at the rate of Ch$0.704728148 per share. The dividend will be paid on July 1, 2015. The distribution agreement of this dividend was subject, in any case, to the condition that the merger will be approved by the Extraordinary Shareholders Meeting of Banco Itaú Chile.

Sincerely,

Fernando Massú Tare
Chief Executive Officer